UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

                                                            First-Quarter 2009 Results
                                                            FOR IMMEDIATE RELEASE

Highlights

➢	Record Net Sales and Operating Segment Income for a first quarter

➢	Consolidated Net Sales increased 19.1%, and Operating Segment Income increased 17.7%

➢	Television Broadcasting Net Sales increased 4.1%, and its Operating Segment Income margin was 39.2%

➢	Sky and Cable and Telecom Net Sales grew 10.8% and 110.3%, respectively

➢	Weekday prime-time audience share reached 73.8%, compared with 72.8% in the same quarter the prior year

Consolidated Results

Mexico City, D.F., April 30, 2009—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for first quarter 2009. The results have been prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS1).

The following table sets forth a condensed consolidated statement of income for the three months ended March 31, 2009 and 2008, in millions of Mexican pesos, as well as the percentage of net sales that each line represents and the percentage change when comparing 2009 with 2008:

	1Q 2009	Margin %	1Q 2008	Margin %	Change %
Consolidated net sales	11,362.4	100.0	9,538.1	100.0	19.1
Consolidated operating income	2,729.5	24.0	2,384.5	25.0	14.5
Consolidated net income	1,102.1	9.7	1,170.1	12.3	(5.8)
Controlling interest net income	978.0	8.6	1,053.5	11.0	(7.2)

Consolidated net sales increased 19.1% to Ps.11,362.4 million in first quarter 2009 compared with Ps.9,538.1 million in first quarter 2008. This increase was attributable to revenue growth in our Cable and Telecom, Sky, Television Broadcasting, Pay Television Networks, Programming Exports, and Publishing segments.

Consolidated operating income increased 14.5% to Ps.2,729.5 million in first quarter 2009 compared with Ps.2,384.5 million in first quarter 2008. This increase was attributable to higher sales that were partially offset by higher cost of sales, operating expenses, and depreciation and amortization.

Controlling interest net income decreased 7.2% to Ps.978 million in first quarter 2009 compared with Ps.1,053.5 million in first quarter 2008. The net decrease of Ps.75.5 million reflected primarily i) a Ps.67.8 million increase in other expense, net; ii) a Ps.183.6 million increase in integral cost of financing; iii) a Ps.127.6 million increase in equity in losses of affiliates, net; iv) a Ps.34 million increase in income taxes; and v) a Ps.7.5 million increase in non-controlling interest net income. These unfavorable variances were partially offset by a Ps.345 million increase in operating income.

1 Beginning January 1, 2008, in accordance with the guidelines provided by Mexican FRS, we no longer recognize the effects of inflation in our financial reporting.

First-Quarter Results by Business Segment

The following table presents first-quarter results ended March 31, 2009 and 2008, for each of our business segments. Amounts are presented in millions of Mexican pesos.

Net Sales	1Q 2009%		1Q 2008%		Inc. %
Television Broadcasting	4,041.7	34.8	3,882.5	39.7	4.1
Pay Television Networks	608.4	5.2	463.6	4.7	31.2
Programming Exports	686.3	5.9	578.3	5.9	18.7
Publishing	766.7	6.6	727.3	7.4	5.4
Sky	2,416.8	20.8	2,180.6	22.3	10.8
Cable and Telecom	2,214.0	19.1	1,052.8	10.8	110.3
Other Businesses[1]	884.1	7.6	901.2	9.2	(1.9)
Segment Net Sales	11,618.0	100.0	9,786.3	100.0	18.7
Intersegment Operations[2]	(255.6)		(248.2)		(3.0)
Consolidated Net Sales	11,362.4		9,538.1		19.1

Operating Segment Income (Loss)[3]	1Q 2009	Margin %	1Q 2008	Margin %	Inc. %
Television Broadcasting	1,584.3	39.2	1,514.2	39.0	4.6
Pay Television Networks	396.8	65.2	283.3	61.1	40.1
Programming Exports	340.5	49.6	245.3	42.4	38.8
Publishing	22.5	2.9	49.1	6.8	(54.2)
Sky	1,110.8	46.0	1,080.2	49.5	2.8
Cable and Telecom	679.3	30.7	327.7	31.1	107.3
Other Businesses[1]	(39.8)	(4.5)	(22.5)	(2.5)	(76.9)
Operating Segment Income	4,094.4	35.2	3,477.3	35.5	17.7
Corporate Expenses	(157.8)	(1.4)	(99.5)	(1.0)	(58.6)
Depreciation and Amortization	1,207.1	10.6	993.3	10.4	21.5
Consolidated Operating Income	2,729.5	24.0	2,384.5	25.0	14.5

[1] Our Publishing Distribution segment is now included under Other Businesses
[2] For segment reporting purposes, intersegment operations are included in each of the segment operations.
[3] Operating segment income (loss) is defined as operating income (loss) before depreciation, amortization, and corporate expenses.

Television Broadcasting
First-quarter sales increased 4.1% to Ps.4,041.7 million compared with Ps.3,882.5 million in first quarter 2008. This increase was driven by strong ratings primarily during prime time in channel 2 and by the favorable comparison resulting from the fact that this year the Easter holiday fell in the second quarter rather than the first quarter.

First-quarter operating segment income increased 4.6% to Ps.1,584.3 million compared with Ps. 1,514.2 million in first quarter 2008, and the margin was 39.2%. These results reflect higher sales that were partially offset by an increase in cost of sales and operating expenses.

Pay Television Networks
First-quarter sales increased 31.2% to Ps.608.4 million compared with Ps.463.6 million in first quarter 2008. This increase was driven by i) higher revenues from networks sold in Mexico and Latin America that benefited from a positive translation effect on foreign-currency-denominated sales; and ii) higher advertising sales.

First-quarter operating segment income increased 40.1% to Ps.396.8 million compared with Ps.283.3 million in first quarter 2008, and the margin increased to 65.2%. These results were driven by higher sales that were partially offset by an increase in cost of sales and operating expenses.

Programming Exports
First-quarter sales increased 18.7% to Ps.686.3 million compared with Ps.578.3 million in first quarter 2008. This growth was driven by a positive translation effect on foreign-currency-denominated sales amounting to Ps.193.6 million and higher programming sales to Europe, Asia, and Africa. This was partially offset by an 18.9% decrease in royalties from Univision, which amounted to US$29.9 million for the quarter.

First-quarter operating segment income increased 38.8% to Ps.340.5 million compared with Ps.245.3 million in first quarter 2008, and the margin increased to 49.6%. These results were driven by higher sales that were partially offset by a marginal increase in cost of sales and operating expenses.

Publishing
First-quarter sales increased 5.4% to Ps.766.7 million compared with Ps.727.3 million in first quarter 2008. This increase reflects a positive translation effect on foreign-currency-denominated sales that amounted to Ps.132.3 million, which was partially offset by a decrease in advertising and to a lesser extent a decrease in magazine circulation sales in Mexico and abroad.

First-quarter operating segment income decreased 54.2% to Ps.22.5 million, compared with Ps.49.1 million in first quarter 2008; the margin was 2.9%. These results reflect higher cost of sales and operating expenses driven by a negative translation effect on foreign-currency-denominated costs, which were partially compensated by the positive translation effect on foreign-currency-denominated sales.

Sky
First-quarter sales increased 10.8% to Ps.2,416.8 million compared with Ps.2,180.6 million in first quarter 2008, reflecting i) an increase in its subscriber base, closing the quarter with 123,000 subscribers in Central America; and ii) higher advertising revenue. The number of gross active subscribers increased to 1,784,608 (including 133,435 commercial subscribers) as of March 31, 2009, compared with 1,642,923 (including 114,855 commercial subscribers) as of March 31, 2008.

First-quarter operating segment income increased 2.8% to Ps.1,110.8 million compared with Ps. 1,080.2 million in first quarter 2008, and the margin was 46%. These results reflect higher sales that were partially offset by higher cost of sales and programming expenses mainly driven by a negative translation effect on foreign-currency-denominated costs.

Cable and Telecom
First-quarter sales increased 110.3% to Ps.2,214 million compared with Ps.1,052.8 million in 2008. This increase was attributable to i) a 19.9% increase in sales of Cablevision, driven mainly by a 19.9% increase in revenue generating units (RGUs); ii) the consolidation of Cablemás starting June 2008, which represented incremental revenue of Ps.899 million for first quarter 2009; and iii) the growth in Bestel’s sales by Ps.131.8 million to Ps.528.9 million.

The following table sets forth the breakdown of subscribers, as well as operating results for Cablevision and Cablemás, stated in millions of Mexican pesos.

1Q 2009	Cablevision	Cablemás
Video	594,407	874,696
Broadband	206,493	247,237
Telephony	70,257	84,680
RGUs	871,157	1,206,613
Revenue	786.1	899.0
Operating Segment Income	277.4	311.8
Margin (%)	35.3	34.7

Other Businesses

First-quarter sales decreased 1.9% to Ps.884.1 million compared with Ps.901.2 million in first quarter 2008. This decrease was driven by lower sales in our feature-film distribution, publishing distribution, and internet businesses, which were partially compensated by higher sales in our gaming and soccer businesses.

First-quarter operating segment loss increased 76.9% to Ps.39.8 million compared with Ps.22.5 million in 2008, reflecting lower sales and higher operating expenses, which were partially offset by lower cost of sales.

Corporate Expenses
Share-based compensation expense in first-quarter 2009 amounted to Ps.68.6 million, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are granted to officers and employees, and is recognized over the vesting period.

Non-Operating Results

Other expense, net
Other expense, net, in first quarter 2009, included primarily professional services in connection with certain litigation, donations and loss on disposition of assets.

Other expense, net, increased by Ps.67.8 million, to Ps.92.7 million for first quarter 2009, compared with Ps.24.9 million for first quarter 2008. This increase reflected primarily an increase in expense for professional services in connection with certain litigation; as well as in donations.

Integral cost of financing
The following table sets forth integral cost of financing stated in millions of Mexican pesos for the three months ended March 31, 2009 and 2008.

	1Q 2009	1Q 2008	Increase (decrease)
Interest expense	858.5	649.2	209.3
Interest income	(346.1)	(423.2)	77.1
Foreign exchange loss, net	199.2	302.0	(102.8)
Integral cost of financing	711.6	528.0	183.6

The net expense attributable to integral cost of financing increased by Ps.183.6 million, to Ps.711.6 million for first quarter 2009 from Ps.528 million for first quarter 2008. This increase primarily reflected i) a Ps.209.3 million increase in interest expense, due mostly to a higher principal amount of long-term debt in first quarter 2009; and ii) a Ps.77.1 million decrease in interest income explained by a reduction of interest rates applicable to foreign currency temporary investments in first quarter 2009. These unfavorable variances were partially offset by a Ps.102.8 million decrease in foreign exchange loss resulting mainly from a lower loss effect on certain derivative contracts to cover foreign exchange risk.

Equity in losses of affiliates, net
Equity in losses of affiliates, net, increased by Ps.127.6 million, or 68.9%, to Ps.312.9 million in first quarter 2009 compared with Ps.185.3 million in first quarter 2008. This increase primarily reflected an increase in equity in loss of La Sexta, our 40% interest in a free-to-air television channel in Spain.

Income taxes
Income taxes increased by Ps.34 million, or 7.1%, to Ps.510.2 million in first quarter 2009 from Ps.476.2 million in first quarter 2008. This increase primarily reflected a higher income tax base.

Non-controlling interest net income
Non-controlling interest net income increased by Ps.7.5 million, or 6.4%, to Ps.124.1 million in first quarter 2009, from Ps.116.6 million in first quarter 2008. This increase reflected primarily a higher portion of consolidated net income attributable to interests held by non-controlling equity owners in our Sky segment, which was partially offset by a lower portion of consolidated net income attributable to interests held by non-controlling stockholders in our Cable and Telecom segment.

Other Relevant Information

Capital expenditures and investments
During first quarter 2009, we invested approximately US$60.2 million in property, plant and equipment as capital expenditures, including approximately US$30.7 million for our Cable and Telecom segment, US$17.2 million for our Sky segment, US$2.3 million for our gaming business, and US$10 million for our Television Broadcasting segment and other businesses. In addition, we made contributions in connection with our 40% interest in La Sexta in the amount of €12 million.

Our investment in property, plant and equipment during the quarter in our Cable and Telecom segment includes approximately US$11.1 million for Cablevision, US$18.3 million for Cablemás, and US$1.3 million for Bestel.

Debt and satellite transponder lease obligation
The following table sets forth our total consolidated debt and satellite transponder lease obligation as of March 31, 2009 and 2008. Amounts are stated in millions of Mexican pesos.

	March 31, 2009	March 31, 2008	Increase (decrease)
Current portion of long-term debt	1,214.2	248.9	965.3
Long-term debt (excluding current portion)	37,324.0	24,953.9	12,370.0
	38,538.2	25,202.8	13,335.3
Current portion of satellite transponder lease obligation	146.5	98.0	48.5
Long-term satellite transponder lease obligation (excluding current portion)	1,164.6	983.4	181.2
	1,311.1	1,081.4	229.7

As of March 31, 2009 and 2008, our consolidated net cash position (cash and cash equivalents, temporary investments, and long-term investments less total debt) was Ps.5,410.5 million and Ps.6,922.5 million, respectively. Long-term investments as of March 31, 2009 and 2008, amounted to Ps.1,315.7 million and Ps.1,553.2 million, respectively.

Shares outstanding
As of March 31, 2009, our outstanding shares are:

	1Q 2009	1Q 2008
Shares Outstanding (millions)	329,705	330,168
CPO Equivalent Outstanding (millions)[1]	2,818	2,822
GDS Equivalent Outstanding (millions)[2]	564	564
        1 Not all shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.
        2 The number of GDS equivalents is calculated by dividing the number of CPO equivalents by 5.

Television ratings and audience share
National urban ratings and audience share reported by IBOPE confirm that, in first quarter 2009, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), audience share amounted to 73.8%; in prime time (16:00 to 23:00, Monday to Sunday), audience share amounted to 71.2%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), audience share amounted to 72%.

About Televisa

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of an internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Investor Relations:	Media Relations:

Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2009, AND DECEMBER 31, 2008
(Millions of Mexican Pesos)

	March 31,		December 31,
	2009		2008
ASSETS	(Unaudited)		(Unaudited)

Current:
Cash and cash equivalents	Ps.	33,313.5	Ps.	35,106.1
Temporary investments		9,319.5		6,798.3
		42,633.0		41,904.4

Trade notes and accounts receivable, net		14,665.2		18,199.9
Other accounts and notes receivable, net		2,966.5		2,231.5
Due from affiliated companies		412.1		161.8
Transmission rights and programming		3,681.6		3,343.4
Inventories		1,535.9		1,612.0
Other current assets		1,397.2		1,105.9
Total current assets		67,291.5		68,558.9

Derivative financial instruments		2,309.4		2,316.6
Transmission rights and programming		6,883.7		6,324.8
Investments		3,578.3		3,348.6
Property, plant, and equipment, net		30,545.4		30,798.4
Intangible assets and deferred charges, net		11,461.6		11,433.8
Other assets		74.3		70.7
Total assets	Ps.	122,144.2	Ps.	122,851.8

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2009, AND DECEMBER 31, 2008
(Millions of Mexican Pesos)

	March 31,		December 31,
	2009		2008
LIABILITIES	(Unaudited)		(Unaudited)

Current:
Current portion of long-term debt	Ps.	1,214.2	Ps.	2,283.2
Current portion of satellite transponder lease obligation		146.5		138.8
Trade accounts payable		6,839.1		6,337.4
Customer deposits and advances		16,453.9		18,098.6
Taxes payable		602.6		830.1
Accrued interest		463.9		439.8
Employee benefits		317.6		200.0
Due to affiliated companies		85.8		88.6
Other accrued liabilities		2,197.4		2,293.8
Total current liabilities		28,321.0		30,710.3
Long-term debt, net of current portion		37,324.0		36,679.9
Derivative financial instruments		655.2		604.6
Satellite transponder lease obligation, net of current portion		1,164.6		1,172.9
Customer deposits and advances, non current		589.4		589.4
Other long-term liabilities		3,401.5		3,225.5
Deferred income taxes		2,364.6		2,265.2
Retirement and termination benefits		371.1		352.4
Total liabilities		74,191.4		75,600.2

STOCKHOLDERS' EQUITY

Capital stock issued, no par value		10,061.0		10,061.0
Additional paid-in capital		4,547.9		4,547.9
		14,608.9		14,608.9
Retained earnings:
Legal reserve		2,135.4		2,135.4
Unappropriated earnings		27,301.2		19,595.3
Controlling interest net income for the period		978.0		7,803.7
		30,414.6		29,534.4
Accumulated other comprehensive income, net		2,992.6		3,184.0
Shares repurchased		(5,142.1)		(5,308.4)
		28,265.1		27,410.0
Total controlling interest		42,874.0		42,018.9
Noncontrolling interest		5,078.8		5,232.7
Total stockholders' equity		47,952.8		47,251.6
Total liabilities and stockholders' equity	Ps.	122,144.2	Ps.	122,851.8

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008
(Millions of Mexican Pesos)

	Three months ended March 31,
	2009		2008
	(Unaudited)		(Unaudited)

Net sales	Ps.	11,362.4	Ps.	9,538.1

Cost of sales[1]		5,603.6		4,783.6

General expenses:
Selling[1]		912.3		751.7
Administrative[1]		909.9		625.0
Depreciation and amortization		1,207.1		993.3
Operating income		2,729.5		2,384.5
Other expense, net		92.7		24.9
Integral result of financing:
Interest expense		858.5		649.2
Interest income		(346.1)		(423.2)
Foreign exchange loss, net		199.2		302.0
		711.6		528.0
Equity in losses of affiliates, net		312.9		185.3
Income before income taxes		1,612.3		1,646.3
Income taxes		510.2		476.2
Consolidated net income		1,102.1		1,170.1
Noncontrolling interest net income		124.1		116.6
Controlling interest net income	Ps.	978.0	Ps.	1,053.5

1 Excluding depreciation and amortization.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR FULL-YEAR 2008 AND FIRST QUARTER OF 20091:

SIGN-ON TO SIGN-OFF – 6:00 TO 24:00, MONDAY TO SUNDAY

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2008	Jan	Feb	Mar	1Q09
Channel 2
Rating	10.6	11.8	11.2	11.9	11.5	11.2	11.4	11.1	11.8	12.4	12.0	11.5	11.5	11.7	11.7	11.9	11.8
Share (%)	29.0	32.0	30.8	33.2	31.7	31.0	31.6	31.2	33.1	34.7	33.2	33.7	32.1	32.4	31.5	32.3	32.1
Total Televisa[2]
Rating	26.2	27.0	26.0	26.1	25.9	25.8	26.4	25.6	25.9	26.2	25.7	24.7	26.0	26.1	26.8	26.3	26.4
Share (%)	71.4	72.9	71.9	73.1	71.78	71.42	73.5	71.8	72.8	73.2	71.4	72.4	72.3	72.4	72.4	71.3	72.0

PRIME TIME – 16:00 TO 23:00, MONDAY TO SUNDAY3

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2008	Jan	Feb	Mar	1Q09
Channel 2
Rating	15.2	17.8	16.5	17.4	16.7	16.4	17.1	16.0	17.3	18.5	17.2	16.5	16.9	17.2	17.1	17.6	17.3
Share (%)	29.6	34.5	33.2	35.2	34.0	33.4	34.9	33.4	35.1	37.2	34.0	35.1	34.1	34.1	33.2	34.5	33.9
Total Televisa[2]
Rating	35.7	37.2	35.4	35.9	34.7	34.8	35.6	34.3	35.3	35.6	35.3	33.2	35.2	36.1	36.9	36.1	36.3
Share (%)	69.6	71.8	71.1	72.7	70.7	70.8	72.8	71.5	71.4	71.7	69.8	70.7	71.2	71.4	71.5	70.7	71.2

WEEKDAY PRIME TIME – 19:00 TO 23:00, MONDAY TO FRIDAY3

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2008	Jan	Feb	Mar	1Q09
Channel 2
Rating	19.0	24.9	23.3	23.0	22.6	22.0	21.9	20.5	20.8	22.4	21.2	19.7	21.8	21.4	21.6	21.0	21.3
Share (%)	31.6	40.5	40.6	40.8	40.2	39.2	39.3	37.3	37.3	39.5	36.7	36.9	38.3	36.2	35.9	35.7	35.9
Total Televisa[2]
Rating	41.5	45.3	43.4	43.0	42.0	41.6	42.0	40.6	41.4	42.3	42.3	38.6	42.0	43.8	44.5	43.1	43.8
Share (%)	69.2	73.7	75.5	76.4	74.5	74.1	75.4	73.9	74.2	74.5	73.3	72.1	73.9	73.9	73.9	73.4	73.8

1 National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. “Ratings” for a period refers to the number of television sets tuned into the Company’s programs as a percentage of the total number of all television households. “Audience share” is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2 "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.

3 "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 5, 2009	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President